Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

Earnings:	2009	2010	2011	2012	2013

Income from continuing operations
before tax and noncontrolling interest	$1,620	$1,532	$1,745	$1,874	$1,279
Less: Income from equity investees	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,620	1,532	1,745	1,874	1,279
Add:
Fixed charges (see below)	462	492	523	564	580
Amortization of capitalized interest	2	2	4	2	3
Distributed income of equity investees	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—
Subtract:
Interest capitalized	(4)	(7)	(4)	(8)	(6)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(94)	—	—	—	—

Earnings as adjusted	$1,986	$2,019	$2,268	$2,432	$1,855

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$420	$429	$463	$499	$523
Add: AFUDC	32	43	42	40	31
Interest expenses - net of capitalized interest	452	472	505	539	554
Interest capitalized (2)	4	7	4	8	6
Interest portion of rental expense (3)	6	13	14	17	20
Preferred and preference stock dividend				—
requirement - pre-tax basis	—	—	—	—	—

Total fixed charges	$462	$492	$523	$564	$580

Ratio	4.30	4.10	4.34	4.31	3.20

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of 15.8% owned partnership.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.